Exhibit 99.1

Trina Solar Restructures Regional Senior Management to Drive Growth in Europe and Africa

CHANGZHOU, China, October 27, 2015 /PRNewswire/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced that the Company has restructured its management teams in Europe and Africa to prepare for its growth plans in these regions. Following the resignation of Mr. Ben Hill, formerly President of Trina Solar Europe, the Company has appointed Mr. RongFang Yin as the regional head of Module Business Unit (“MBU”) in Europe and Africa and Mr. Rafael Esteban as the regional head of Systems Business Unit (“SBU”) in EMEA and Latin America. Both appointments are effective immediately.

Mr. RongFang Yin joined the Company in 2009 and most recently served as Assistant Vice President, Global Commercial Operations of the Company. Before joining Trina Solar, Mr Yin served in senior positions at Flextronics as well as Invensys Asia Pacific for eight years. In his new position, Yin will lead the regional module business team to better serve European and African customers and help further develop Trina Solar’s leading position in these two regions. Mr. Yin will report to the Company’s MBU President, Mr. ZhiGuo Zhu.

Mr. Rafael Esteban has more than 15 years’ experience in the PV industry, including three years at Trina Solar, where he served as the head of Project Development and Project Finance Europe and North Africa, as well as 12 years at BP Solar. Mr. Esteban will focus on expanding Trina Solar’s project business in these regions.  Mr. Esteban will report to the Company’s SBU President, Mr Qi Lin.

“I would like to take this opportunity to express our sincere gratitude to Mr. Ben Hill for his contributions during his tenure,” said Mr. Jifan Gao, Chairman and Chief Executive Officer of Trina Solar. “I am pleased to announce the new appointments of Mr. Yin and Mr. Esteban.  I am confident that the extensive experience of both Mr. Yin and Mr. Esteban in the PV sector and their proven track records will help bolster our presence and allow us to capture more growth opportunities in their respective areas.”

About Trina Solar Limited

Trina Solar Limited (NYSE:TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Trina Solar Limited	Christensen IR
Teresa Tan, CFO (Changzhou)	Linda Bergkamp
Email: teresa.tan@trinasolar.com	Phone: +1 480 614 3014 (US)
Email: lbergkamp@ChristensenIR.com
Yvonne Young
Investor Relations Director
Email: ir@trinasolar.com